Exhibit 99.1

St. John's, NL – December 6, 2016

FORTIS INC. ANNOUNCES FIRST QUARTER DIVIDENDS - 2017

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS)(NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

4.	$0.120125 per share on the First Preference Shares, Series "I" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on March 1, 2017 to the Shareholders of Record at the close of business on February 16, 2017; and

8.	$0.40 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on March 1, 2017 to the Common Shareholders of record at the close of business on February 16, 2017.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately CAD$47 billion, on a pro forma basis as at September 30, 2016 including the acquisition of ITC Holdings Corp. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

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For further information contact:

Ms. Janet Craig
Vice President, Investor Relations
Fortis Inc.
709.737.2900